EXHIBIT 99.14

CONSENT OF SHANE MCLEAY

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Shane McLeay, and reference to my name and the technical report entitled “Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated effective May 26, 2021, which details the results of a feasibility study on the Company’s Séguéla gold Project (the “Séguéla Report”), and the information contained in the Séguéla Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission; and

2.	the use of my name, Shane McLeay, and reference to my name, and the technical information relating to the updated Mineral Reserve and Mineral Resource estimates for the Séguéla Project contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2022 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Shane McLeay”

Shane McLeay, FAusIMM (#222752)